Exhibit 3


                        Amendment of By-laws
  Adopted by the Board of Directors of Ampco-Pittsburgh Corporation
                           on June 1, 2004


     RESOLVED, that Article II, Section 8 of the By-laws of the
Corporation be, and it hereby is, amended to read in its entirety as follows:

     "Section 8. Committees. The Board of Directors may, by resolution adopted by a majority of the directors then in office, appoint an Executive Committee of three or more directors. To the extent provided in such resolution, the Executive Committee shall have and may exercise the authority of the Board in the management of the business of the Corporation; provided, however, that no committee appointed by the Board shall have any power or authority as to (i) the submission to shareholders of any action requiring approval of shareholders under the Pennsylvania Business Corporation Law of 1988, as amended, (ii) the creation or filling of vacancies in the Board of Directors, (iii) the adoption, amendment or repeal of the By-laws, (iv) the amendment or repeal of any resolution of the Board of Directors that by its terms is amendable or repealable only by the Board of Directors, or (v) action on matters committed by the By-laws or resolution of the Board of Directors exclusively to another committee of the Board. The Board may appoint such other committees as it may deem advisable, and each such committee shall have such authority and perform such duties as the Board may determine, subject to the limitation stated in the preceding sentence. At each meeting of the Board, all action taken by each committee since the preceding meeting of the Board shall be reported to it."

     RESOLVED, that Article III, Section 4 of the By-laws of the
Corporation be, and it hereby is, amended to read in its entirety as follows:

     "Section 4. Chairman of the Board. The Chairman of the Board shall be the Chief Executive Officer of the Corporation and shall preside at all meetings of the shareholders, Board of Directors and Executive Committee. The Chairman of the Board shall sign all certificates of stock of the Corporation or cause them to be signed in facsimile or otherwise as permitted by law."

     RESOLVED, that Article III, Section 5 of the By-laws of the
Corporation be, and it hereby is, amended to read in its entirety as follows:

     "Section 5. President. The President shall be the Chief Operating Officer and shall be charged with and have the direction and supervision of the Corporation's business and operations as shall from time to time be established by the Board of Directors. In the absence of the Chairman of the Board, the President shall preside at all meetings of the Board of Directors."